Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated April 27, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared on the Reuters on April 24, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Reuters Blogs

April 24th, 2009

The attraction of Lending Club

Posted by: Felix Salmon

Tags: bonds and loans, personal finance

I just had a very interesting meeting with Renaud Laplanche, the CEO of Lending Club, the peer-to-peer lender, and I've come out very enthusiastic about what he's doing there.

Lending Club is the most advanced of the US peer-to-peer lenders, in that it has gone through all the legal pain needed to get full SEC registration and therefore has less in the way of legal question marks hanging over it. It also seems in some way the most professional: rather than scrolling through sob stories looking for someone sympathetic to lend to, lenders never even know the identifying details of the individuals they're lending to, and generally just invest a lump sum over a couple of hundred different people.

The returns so far have been good: according to a report from Javelin Research, "At the close of November, the overall investment return averaged 9.05%, with a median return of 10.48%, based on a Weighted Average Return on Invested Capital (WAROIC). That calculation accounts for Lending Club's 1% service charge, as well as for loans paid off early, hobbled by late payments or defaulted."

That's a healthy return, for a fixed-income investment, without being usurous as far as the borrowers are concerned. Indeed, that's one of the reasons I like this model so much: it allows people to pay off their credit-card debts, which might be well over 20% or even 30% per annum, at a much cheaper rate, over a reasonable three-year time period. You can even prepay your loan at any time without penalty.

Lending Club isn't trying to lend to people who can't borrow money elsewhere: indeed, it has pretty stringent underwriting standards, and turns down 90% of the would-be borrowers at its site. The ones who do qualify end up paying somewhere between 8% and 19% interest, depending on their creditworthiness; the interest rate is set by Lending Club, rather than bilaterally between borrowers and lenders.

The company's default rate is more or less where you'd expect, in the 3% to 4% range; once a loan has defaulted, the recovery is very low. But recoveries on loans which are 60 days delinquent are actually very high, in the 75% range: borrowers really want to repay these loans, and don't hate Lending Club in the way they hate their bank or credit-card company. What's more, because the loans amortize over three years, a substantial chunk of the principal amount has generally already been paid back even by those borrowers who do end up going into default.

Another thing I like about Lending Club is that it isn't only stringent about its borrowers; it's stringent about its lenders, too, requiring an income of at least $70,000 a year and liquid assets of at least $70,000. In California, where right now most of the lenders are based, those numbers actually rise, to $100,000. For the time being, substantially all of the company's lenders are individuals - there are a lot of angel-investor Silicon Valley types who consider this kind of investing to be extremely low-risk and a way of making the world a better place. But moving forwards, there's no reason why Lending Club shouldn't get substantial institutional investments as well, especially once it's been going for three to five years.

That said, this kind of investment is particularly well suited to retail investors, because of its three-year time horizon. (It recently launched an IRA product, too, with income reinvested.) There is a secondary marketplace for loans, but it's not a major feature of the site, and most investors are very much buy-and-hold.

Lending Club is not the best way of looking for particularly sympathetic borrowers, or for lending in an arm's-length and legally-binding way to a friend. (Virgin Money is the place to go for that.) Instead, it's just a way of disintermediating a banking system with which many Americans have become increasingly disgusted, with both sides happy with the deal.

How safe an investment is Lending Club? This is the bit I like the most: it's safe, but not too safe. The desire for safety was one of the main drivers of the financial crisis, and I believe that people with thousands of dollars to invest over a three-year time horizon should be comfortable taking a certain amount of risk. Going forwards, it's possible that Lending Club will find an insurer willing to offer a principal guarantee in return for a certain insurance premium of say 300 basis points, but in a weird way I like it more this way: it forces investors to worry just a tiny bit about the prospect of losing some of their money, and that worry is ultimately healthy.

No investment yielding 9% a year can ever be risk-free, but I don't think the amount of risk embedded in a diversified portfolio of Lending Club loans is at all excessive, given the yield. It's certainly much lower than the risk of investing in a diversified portfolio of stocks, which is something that hundreds of millions of Americans do as a matter of course. Plus, you get to help out people who are really grateful for your money. So if you want to diversify out of the markets and make more money than on a bank CD, it's definitely something to consider.

Should you borrow from Lending Club? Well, you can try - but most people who do try, fail. For the time being the demand for loans greatly exceeds the amount of money available, so there's not a great chance you'll get what you want. But if and when Lending Club takes off, it could become a great place to borrow money easily and at much lower rates than your credit-card company is charging. Banks have been making it increasingly difficult to get a personal loan in recent years, because they make so much more money from credit cards. Lending Club is now offering a product which really the banks should have been offering all along, but weren't. I wish it very well.

Update: Renaud, Steve Waldman, and I spent much of the weekend emailing back and forth about weaknesses in the Lending Club business model, most of which I won't get into but which Steve might, if he's so inclined. The upshot is that there is a weakness there: lenders get unsecured obligations of Lending Club, rather than a direct security interest in the loans themselves. Just how much of a weakness this is is open to debate: Renaud told us by email a bunch of things which are not easily findable in the prospectus, if they're in the prospectus at all, and which are pretty reassuring. But if you're thinking of Lending Club as a place to invest a serious amount of money, they might be worth looking into.